Principal Protected Notes and Partially Principal Protected Notes

>	Linked to a Variety of Underlying Assets

>	Full or Partial Principal Protection*

>	Combine Certain Features of Debt and Equity

>	Provide Exposure to the Performance of an Underlying Asset

* If held to maturity and subject to ABN AMRO credit

Table of Contents

Principal Protected Notes and Partially Principal Protected Notes	4

The Underlying Asset	5

How is the Payment at Maturity Calculated?	6

Example of Calculation of Payment at Maturity of a Principal Protected Note	7

Hypothetical Payments at Maturity of a Principal Protected Note	8 - 9

Example of Calculation of Payment at Maturity of a Partially Principal Protected Note	11

Hypothetical Payments at Maturity of a Partially Principal Protected Note	12 - 13

Risk Considerations	14 -15

Principal Protected Notes and Partially Principal Protected Notes

Principal Protected Notes and Partially Principal Protected Notes give investors exposure to the performance of one or more underlying assets while providing some amount of principal protection at maturity. Any principal protection is subject to the credit of the issuer and the guarantor.

Principal Protected Notes provide 100% principal protection, which means they provide for the full return of an investor’s principal at maturity. Partially Principal Protected Notes provide less than 100% principal protection, for example 80%. In order to benefit from any level of principal protection, the notes must be held until maturity.

As Partially Principal Protected Notes do not provide 100% principal protection, investors may lose some of their initial investment.

These structures typically have three-to five-year maturities and generally do not provide for coupon payments. Instead, the notes provide for a one-time payment at maturity that is based upon the performance of one or more underlying assets. The payment at maturity may be based upon the appreciation or the depreciation of the underlying asset(s).

In addition to differing levels of principal protection, each note also provides for a different level of participation in the performance of the underlying asset(s) . Such participation may be less than or greater than 100%. If the participation level is less than 100%, investors will not receive the same percentage return as if they had invested directly in the underlying asset(s). Conversely, if the participation is greater than 100%, the return on the notes may be greater than the performance of the underlying asset(s).

The level of participation in the performance of the underlying asset(s) is inversely related to the level of principal protection. As the level of principal protection decreases (i.e., 80% as opposed to 100%), the level of participation increases. Therefore the participation level of a Partially Principal Protected Note will generally be greater than the participation level of a Principal Protected Note with the same maturity linked to the same underlying asset(s).

Investors in Principal Protected Notes and Partially Principal Protected Notes risk receiving no return on their principal investment if the underlying asset fails to appreciate or depreciate, as applicable. In the case of Partially Principal Protected Notes, investors also risk losing a portion of their initial investment.

The Underlying Asset

Principal Protected Notes and Partially Principal Protected Notes may be structured to provide investors with exposure to the performance (appreciation or depreciation) of a variety of underlying assets.

For example, the underlying asset may be a single equity stock, a basket of stocks, an equity index, a basket of equity indices, an interest rate or a basket of commodities.

The underlying asset may provide investors with exposure across various company sizes, stock exchanges, currencies, geographic regions and industry sectors.

Principal Protected Notes and Partially Principal Protected Notes may be linked to some of the world’s most popular indices, including, but not limited to, the S&P 500 Index®, the Dow Jones – AIG Commodity Index Total ReturnSM, the NASDAQ Biotechnology Index®, and other global indices. Principal Protected Notes and Partially Principal Protected Notes may also be linked to commodity futures contracts traded on the New York Mercantile Exchange, such as WTI Crude Oil, Natural Gas and Heating Oil and many other underlyings.

How is the Payment at Maturity Calculated?

Unlike ordinary debt securities, Principal Protected Notes and Partially Principal Protected Notes generally do not pay a periodic coupon payment. Instead, at maturity the investor will receive a one-time cash payment based upon the performance of the underlying asset. The payment at maturity consists of two components: the principal component and the participation amount.

Principal Component

Principal Protected Notes are principal protected; therefore, the investor will receive no less than 100% of its initial investment at maturity, subject to the credit of the issuer.

Partially Principal Protected Notes provide principal protection for only a portion of the investor’s initial investment, subject to the credit of the issuer. Therefore, an investor may lose a portion of its original investment. The level of principal protection can vary. The level of principal protection represents the minimum amount the investor will receive at maturity. That is, if an investor purchases a Partially Principal Protected Note with a partial principal protection level of 80%, the minimum return to the investor will be 80% of the original principal amount and the investor will be exposed to the first 20% of depreciation in the underlying asset. For example, if the asset were to depreciate by 50%, the investor would receive 80% of its initial investment at maturity. If the asset were to depreciate by 8%, the investor would receive 92% of its initial investment at maturity.

Participation Amount

The participation amount will be determined by comparing the value of the underlying asset on a specified determination date (typically, three business days prior to the maturity date of the note) to the value of the underlying asset on the date the notes were priced. If the return of the underlying asset is zero or negative, the participation amount will be zero in the case of a note with a payment at maturity linked to appreciation. If the return of the underlying asset is positive, the participation amount will be such return multiplied by the participation level in the case of a note with a payment at maturity linked to appreciation. This means that if the return of the underlying asset is 18% and the participation level is 110%, the participation amount will be 19.80% of the principal amount (i.e., 18% x 110% = 19.80%).

For a note with payment at maturity linked to depreciation the converse is true. That is, if the return of the underlying asset is zero or positive, the participation amount will be zero. If the return of the underlying asset is negative, the participation amount will be the absolute value of such negative return multiplied by the participation level.

Example of Calculation of Payment at Maturity of a Principal Protected Note

For purposes of this example, assume a three-year Principal Protected Note linked to an underlying index, with a principal amount of $1,000, payment at maturity based upon the appreciation of the underlying index, no coupon payments and a participation level of 80%.*

At maturity, ABN AMRO will calculate the total amount to be paid at maturity based upon: (i) the level of the underlying index on the date the notes were priced and on the determination date, (ii) the principal component and (iii) the participation amount.

>	Step 1: Determine the return of the underlying index on the determination date.

Index Return	=	(index value on the determination date – index value on the date the notes were priced)

index value on the date the notes were priced

>	Step 2: Determine the principal component.

As principal protected notes have full principal protection, the principal component will be 100% of the original principal amount, or $1,000.

>	Step 3: Determine the participation amount.

If the index return is zero or negative, the participation amount will be zero. If the index return is positive, the participation amount will equal the principal amount times the index return times the participation level.

>	Step 4: Determine the total payment at maturity by adding the principal component and the participation amount.

Investors do not participate fully in the appreciation or depreciation, as applicable, of the underlying index as if they had invested directly in the index. Rather, investors give up, or “trade off”, a certain amount of appreciation in the underlying index in order to benefit from the 100% principal protection.

*	These assumptions are for illustrative purposes only. The actual notes offered may have different terms. You should review the prospectus for the particular offering for a description of the actual terms of any notes.

Hypothetical Payments at Maturity of a Principal Protected Note

The chart on the following page illustrates the hypothetical payment at maturity of a Principal Protected Note with the terms described below and the payoff scenarios calculated on the following page.

Assumptions*

>	Term:	Three Years

>	Underlying Index:	“Large Cap” Equity Index

>	Principal Amount:	$1,000

>	Principal Protection Level:	100% (at maturity)

>	Participation Level:	80%

>	Initial Index Value:	1,000

*	These assumptions are for illustrative purposes only. The actual notes offered may have different terms. You should review the prospectus for the particular offering for a description of the actual terms of any notes.

* Subject to the credit of the issuer.

Hypothetical Index Level of 750 on Determination Date	Hypothetical Index Level of 1,200 on Determination Date	Hypothetical Index Level of 1,300 on Determination Date
Step 1: Determine Index Return
Index Return	Index Return	Index Return
= [(750 - 1,000)/1,000]	= [1,200 -1,000/1,000]	= [1,300 -1,000/1,000]
= -25%	= 20%	= 30%
Step 2: Determine Principal Component
Because it is a 100% principal protected note, the Principal Component is $1,000.	Because it is a 100% principal protected note, the Principal Component is $1,000.	Because it is a 100% principal protected note, the Principal Component is $1,000.
Step 3: Determine the Participation Amount
Because the Index Return is negative, the Participation Amount is 0.	Because the Index Return is positive, the Participation Amount is equal to the Principal Amount x the Index Return x the Participation Level, or $1,000 x .20 x .80 = $160	Because the Index Return is positive, the Participation Amount is equal to the Principal Amount x the Index Return x the Participation Level, or $1,000 x .30 x .80 = $240
Step 4: Determine the Total Payment at Maturity
$1,000 + 0 = $1,000	$1,000 + $160 = $1,160	$1,000 + $240 = $1,240

Principal Protected Note	Principal Protected Note	Principal Protected Note
Performance = 0%	Performance = 16%	Performance = 24%

Example of Calculation of Payment at Maturity of a Partially Principal Protected Note

For purposes of this example, assume a three-year Partially Principal Protected Note, linked to an underlying index, with a principal amount of $1,000, no coupon payments, payment at maturity based upon the appreciation of the underlying index, a principal protection level of 80% (i.e., the fi rst 20% of the principal amount, $200, is not principal protected at maturity) and a participation level of 120%.*

At maturity, ABN AMRO will calculate the total amount to be paid at maturity based upon: (i) the level of the underlying index on the date the notes were priced and on the determination date, (ii) the principal component and (iii) the participation amount.

>	Step 1: Determine the return of the underlying index on the determination date.

Index Return	=	(index value on the determination date – index value on the date the notes were priced)

index value on the date the notes were priced

>	Step 2: Determine the principal component.

If the index return is zero or positive, the principal component will equal $1,000, which is 100% of the original principal amount. If the index return is equal to or less than - 20%, which means that the index has decreased by 20% or more, the principal component will equal $800, which is 80% of the original principal amount. If the index return is negative but greater than - 20%, which means that the index has decreased by less than 20%, the original principal amount will be reduced by the same percentage as the percentage reduction in the value of the underlying index and this reduced amount will be the principal component.

>	Step 3: Determine the participation amount.

If the index return is zero or negative, the participation amount will be zero. If the index return is positive, the participation amount will equal the principal amount times the index return times the participation level.

>	Step 4: Determine the total payment at maturity by adding the principal component and the participation amount.

The notes are not fully principal protected and, as a result, a portion of their original principal investment is at risk. Investors give up, or “trade off” a certain level of principal protection in order to benefit from enhanced participation in the appreciation of the underlying index.

*	These assumptions are for illustrative purposes only. The actual notes offered may have different terms. You should review the prospectus for the particular offering for a description of the actual terms of any notes.

Hypothetical Payments at Maturity of a Partially Principal Protected Note

The chart on the following page illustrates the hypothetical payment at maturity of a Partially Principal Protected Note with the terms described below and the payoff scenarios calculated on the following page.

Assumptions*

>	Term:	Three Years

>	Underlying Index:	“Large Cap” Equity Index

>	Principal Amount:	$1,000

>	Principal Protection Level:	80% (at maturity)

>	Participation Level:	120%

>	Initial Index Value:	1,000

*	These assumptions are for illustrative purposes only. The actual notes offered may have different terms. You should review the prospectus for the particular offering for a description of the actual terms of any notes.

* Subject to the credit of the issuer.

Hypothetical Index Level of 650 on Determination Date	Hypothetical Index Level of 800 on Determination Date	Hypothetical Index Level of 1,100 on Determination Date	Hypothetical Index Level of 1,200 on Determination Date
Step 1: Determine Index Return
Index Return	Index Return	Index Return	Index Return
= [(650 - 1,000)/1,000]	= [900 -1,000/1,000]	= [1,100 -1,000/1,000]	= [1,200 -1,000/1,000]
= -35%	= -10%	= 10%	= 20%
Step 2: Determine Principal Component
Because the Index Return is less than -20%, the Principal Component is $800 (80% of the Principal Amount)	Because the Index Return is negative but greater than -20%, the Principal Component is reduced by the same percentage as the Index Return, or $1,000 - ($1,000 x .10) = $900	Because the Index Return is positive, the Principal Component is $1,000.	Because the Index Return is positive, the Principal Component is $1,000.
Step 3: Determine the Participation Amount
Because the Index Return is negative, the Participation Amount is 0.	Because the Index Return is negative, the Participation Amount is 0.	Because the Index Return is positive, the Participation Amount is equal to the Principal Amount x Index Return x Participation Level, or $1,000 x .10 x 1.20 = $120	Because the Index Return is positive, the Participation Amount is equal to the Principal Amount x Index Return x Participation Level, or $1,000 x .20 x 1.20 = $240
Step 4: Determine the Total Payment at Maturity
$800 + 0 = $800	$900 + $0 = $900	$1,000 + $120 = $1,120	$1,000 + $240 = $1,240

Principal Protected Note	Principal Protected Note	Principal Protected Note	Principal Protected Note
Performance = -20%	Performance = 10%	Performance = 12%	Performance = 24%

Risk Considerations

Investors should carefully consider the risks of the Principal Protected Notes and Partially Principal Protected Notes and whether the notes are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in any notes investors read the prospectus related to such notes to understand the actual terms of and the risks associated with the notes. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the notes.

Credit Risk

The notes are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the notes.

Any obligations or securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

Principal Protected Notes and Partially Principal Protected Notes are not ordinary debt securities: they typically do not pay interest and, in the case of the Partially Principal Protected Notes, are only partially principal protected. Investors in Partially Principal Protected Notes will be exposed to a portion of any decline in the level of the underlying index. Accordingly, these investors may lose some of their initial investment in the notes. In addition, both Principal Protected Notes and Partially Principal Protected Notes are subject to the credit of the issuer.

Liquidity Risk

ABN AMRO does not intend to list the notes on any securities exchange. Accordingly, there may be little or no secondary market for the notes and information regarding independent market pricing of the notes may be limited. The value of the notes in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Principal Protected Notes and Partially Principal Protected Notes, and investors may not receive the full value of the notes if the notes are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the value of the underlying asset, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase notes in secondary market transactions initially will likely be lower than the issue price, because the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the notes, as well as the cost of hedging our obligations under the notes.

Tax Risk

With respect to the Principal Protected Notes, U.S. taxable investors will generally be required to accrue as ordinary interest income amounts based on the “comparable yield” of the notes, as determined by ABN AMRO, in advance of any actual payment made on the notes. Further, the amount of income a U.S. taxable investor will be required to recognize at maturity will be adjusted to the extent the amount of the actual payment on the Principal Protected Notes differs from the projected amount payable in such year. In addition, any gain recognized upon a sale of the Principal Protected notes will generally be treated as ordinary interest income for U.S. federal income tax purposes.

U.S. taxable investors should consult the applicable Pricing Supplement related to the Partially Principal Protected Notes for a discussion of the U.S. federal income tax treatment of the Partially Principal Protected Notes.

This disclosure is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the federal tax treatment of the transaction. This tax disclosure was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Principal Protected Notes and Partially Principal Protected Notes, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code.
Investors should seek their own advice based on their particular circumstances from an independent tax advisor.

Dow Jones-AIG Disclaimer

“Dow Jones”, “AIG®”, “Dow Jones-AIG Commodity Index Total ReturnSM” and “DJ-AIGCITR SM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by ABN AMRO Bank N.V. The Principal Protected Notes and Partially Principal Protected Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affi liates, makes any representation regarding the advisability of investing in the Principal Protected Notes and Partially Principal Protected Notes.

S&P Disclaimer

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ABN AMRO Bank N.V. The Principal Protected Notes and Partially Principal Protected Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Principal Protected Notes and Partially Principal Protected Notes.

NASDAQ Disclaimer

The NASDAQ Biotechnology®, NASDAQ Biotechnology Index®, and NASDAQ® are trade or service marks of The NASDAQ Stock Market, Inc. (which with its affiliates are the Corporations) and are licensed for use by ABN AMRO Bank N.V. The Principal Protected Notes and Partially Principal Protected Notes have not been passed on by the Corporations as to their legality or suitability. The Principal Protected Notes and Partially Principal Protected Notes are not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE PRINCIPAL PROTECTED NOTES AND PARTIALLY PRINCIPAL PROTECTED NOTES.

SEC Legend

ABN AMRO has fi led a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the notes.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free (888) 644-2048.

Principal Protected Notes and Partially Principal Protected Notes are Service Marks of ABN AMRO Bank N.V.

For further information on ABN AMRO products:
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ABN AMRO Bank N.V. 55 East 52nd Street New York, NY 10055	www.US.ABNAMROMarkets.com